SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Cactus, Inc.
(Name of Issuer)

Class A common stock, par value $0.01 per share
(Title of Class of Securities

127203107
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127203107
(1)	Names of Reporting Persons CACTUS WH ENTERPRISES, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 12,566,793(1)
(6) Shared Voting Power 0
(7) Sole Dispositive Power 12,566,793(1)
(8) Shared Dispositive Power 0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,566,793 shares of Class A common stock(1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 15.8%(2)
(12)	Type of Reporting Person (See Instructions) OO

(1) Beneficial ownership of the Class A common stock, par value $0.01 per share (“Class A Common Stock”), of Cactus, Inc. (the “Issuer”) referred to herein is being reported hereunder solely because the reporting person directly owns 12,566,793 shares of Class B common stock of the Issuer (“Class B Common Stock”) and 12,566,793 units representing limited liability company interests (“CC Units”) in Cactus Companies, LLC (“Cactus Companies”), which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to the Amended and Restated Limited Liability Company Operating Agreement of Cactus Companies (the “Cactus Companies LLC Agreement”). Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Based on 65,322,730 shares of Class A Common Stock of the Issuer issued and outstanding as of February 12, 2024 and 14,033,979 shares of Class A Common Stock issuable upon the exchange of shares of outstanding Class B Common Stock together with CC Units, as described above, outstanding on that date.

CUSIP No. 127203107
(1)	Names of Reporting Persons Scott Bender
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 78,020
(6) Shared Voting Power 12,566,793(1)
(7) Sole Dispositive Power 78,020
(8) Shared Dispositive Power 12,566,793(1)
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,644,813 shares of Class A common stock(1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 15.9%(2)
(12)	Type of Reporting Person (See Instructions) IN

(1) Together with Joel Bender, Scott Bender controls Cactus WHE and is deemed to beneficially own 12,566,793 shares of Class B Common Stock and 12,566,793 CC Units directly held by Cactus WHE, which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to the Cactus Companies LLC Agreement. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Based on 65,322,730 shares of Class A Common Stock of the Issuer issued and outstanding as of February 12, 2024 and 14,033,979 shares of Class A Common Stock issuable upon the exchange of shares of outstanding Class B Common Stock together with CC Units, as described above, outstanding on that date.

CUSIP No. 127203107
(1)	Names of Reporting Persons Joel Bender
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
(3)	SEC Use Only
(4)	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 114,982
(6) Shared Voting Power 12,566,793(1)
(7) Sole Dispositive Power 114,982
(8) Shared Dispositive Power 12,566,793(1)
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 12,681,775 shares of Class A common stock(1)
(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
(11)	Percent of Class Represented by Amount in Row (9) 16.0%(2)
(12)	Type of Reporting Person (See Instructions) IN

(1) Together with Scott Bender, Joel Bender controls Cactus WHE and is deemed to beneficially own 12,566,793 shares of Class B Common Stock and 12,566,793 CC Units directly held by Cactus WHE, which are exchangeable for shares of Class A Common Stock on a one-for-one basis, pursuant to the Cactus Companies LLC Agreement. Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2) Based on 65,322,730 shares of Class A Common Stock of the Issuer issued and outstanding as of February 12, 2024 and 14,033,979 shares of Class A Common Stock issuable upon the exchange of shares of outstanding Class B Common Stock together with CC Units, as described above, outstanding on that date.

Item 1(a). Name of Issuer: Cactus, Inc., a Delaware corporation (the “Issuer”).
Item 1(b). Address of Issuer’s Principal Executive Offices: 920 Memorial City Way, Suite 300, Houston, Texas 77024.
Item 2(a). Name of Person Filing: This statement is jointly filed by Cactus WH Enterprises, LLC, a Delaware limited liability company (“Cactus WHE”), Scott Bender, an individual, and Joel Bender, an individual.
Item 2(b). Address of Principal Business Office or, if None, Residence: The principal business office address of Cactus WHE, Scott Bender and Joel Bender is 920 Memorial City Way, Suite 300, Houston, Texas 77024.
Item 2(c). Citizenship: Cactus WHE is organized under the laws of the state of Delaware. Each of Scott Bender and Joel Bender is a USA citizen.
Item 2(d). Title of Class of Securities: Class A common stock of the Issuer.
Item 2(e). CUSIP Number: 127203107
Item 3. If this statement is filed pursuant to § 240.13d-1(b), or § 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C.80a-8).

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☒	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
Item 4. Ownership.
The information regarding ownership set forth in Items 5-9 and 11 of each cover page is hereby incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable
Item 8. Identification and Classification of Members of the Group.
Cactus WH Enterprises, LLC
Scott Bender
Joel Bender
Item 9. Notice of Dissolution of Group.
Not applicable
Item 10. Certifications.
Not applicable

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2024

By:	/s/ Scott Bender
Name:	Scott Bender

By:	/s/ Joel Bender
Name:	Joel Bender

Cactus WH Enterprises, LLC

By:	/s/ Scott Bender
Name:	Scott Bender
Title:	Manager

EXHIBIT INDEX

Exhibit No.	Description

99.1
Joint Filing Agreement, by and among the Reporting Persons, dated February 13, 2020, incorporated by reference to Exhibit 99.1 to the Schedule 13G/A filed by the Reporting Persons on February 13, 2020.